Exhibit 4.1

PERFORMANCE SHARE PLAN
Executives

Article 1: Definitions

As used herein, capitalized terms shall have the meaning stated opposite them below:

-	Agreement	:	any agreement concluded in any year between Akzo Nobel and the relevant Executive pursuant to which a conditional award of Shares is granted under the Plan.

-	AGM	:	the general meeting of shareholders of Akzo Nobel.

-	Akzo Nobel	:	Akzo Nobel N.V.

-	Akzo Nobel Group	:	Akzo Nobel and any Akzo Nobel subsidiary, of which the financial results are consolidated within the financial statements of Akzo Nobel.

-	Board of Management	:	the Board of Management of Akzo Nobel.

-	Executive	:	an employee of a company (or companies) within the Akzo Nobel Group with a remuneration grade SE or TE and who has been declared eligible for grants under the Plan by the Board of Management.

-	Performance Period	:	a period of three consecutive financial years of Akzo Nobel, starting on January 1 of the year of conditional grant of the relevant Shares and ending on December 31 of the third year.

-	Plan	:	this Performance Share Plan.

-	Retirement	:	the earlier of the termination of the employment agreement of an Executive with Akzo Nobel by reaching the mandatory age for retirement, the entering into a transitional arrangement covering the period until the Executive’s retirement, or other cessation of employment due to retirement under local country plans and procedures.

-	Share(s)	:	common share(s) in the capital of Akzo Nobel.

-	Takeover	:	means a situation in which any one person, or more than one person acting as a group acquires ownership of stock of Akzo Nobel that constitutes more than 50 percent of the total fair market value or total voting power of the stock of Akzo Nobel.

-	TSR	:	total shareholder return, representing the share price performance plus paid dividends in any Performance Period.

Exhibit 4.1

Article 2: The Plan

2.1	Subject to approval of the Plan by the AGM, the Plan will take effect as per January 1, 2005.
2.2	The Plan may be terminated at any time by the Board of Management after which termination no new grants will be made under the Plan. In any event, no grants will be made after the tenth anniversary of the approval of the Plan by the AGM.

2.3	Any proposed change to the provisions of the Plan which would be to the advantage of the Executives requires the prior approval of the AGM. No such approval is required for other changes, including changes intended to facilitate the administration of the Plan, or to comply with or take account of existing or proposed legislation.

Article 3: The Granting of Shares; Performance Targets

3.1	Akzo Nobel will conditionally grant to the relevant Executive in any year the number of Shares as specified in the Agreement with such Executive. The Agreement will only be valid if duly signed by both parties within the time period specified by Akzo Nobel and failing such signed Agreement within the specified time no rights can be claimed in respect of the Plan.

3.2	Grants under the Plan in any year will normally be made as soon as practicable after the AGM of such year.
3.3	The receipt of the Shares granted under the Plan will be conditional on achievement of performance targets, expressed as TSR of Akzo Nobel relative to the TSR of a group of comparator companies during the relevant Performance Period. For 2005 the comparator group will consist of the following companies:

•	BAYER AG	•	IMPERIAL CHEMICAL INDUSTRIES
•	CIBA SPECIALTY CHEMICALS		PLC (ICI)
	HOLDING INC	•	MERCK KGAA
•	CLARIANT INTERNATIONAL LIMITED	•	NOVO NORDISK A/S
•	DEGUSSA AG	•	PPG INDUSTRIES INC
•	THE DOW CHEMICAL	•	SCHERING AG
	COMPANY	•	SERONO SA
•	KONINKLIJKE DSM NV	•	SOLVAY SA
•	E.I. DUPONT DE NEMOURS &	•	UCB SA
	CO.	•	THE VALSPAR CORPORATION

3.4	The grant of Shares will become unconditional on the basis of an incentive zone, for 2005 set as follows. No grant of Shares will become unconditional at the end of the Performance Period if, on relative TSR, Akzo Nobel ranks below tenth position within the peer group. If Akzo Nobel ranks tenth, 25% of the conditionally granted Shares will become unconditional. For fifth position, all Shares conditionally granted will become unconditional. Between the tenth and fifth position, there will be linear vesting with 40% for the ninth, 55% for the eighth, 70% for the seventh and 85% for the sixth position.

Only for the first position at the end of the performance period, the maximum number of Shares will vest. The maximum number of Shares that may vest is 150% of the conditionally granted number of performance Shares. Between the fifth and first position there will be linear vesting with 112.5% for the fourth, 125% for the third and 137.5% for the second position.

Exhibit 4.1

3.5	The comparator group and the performance targets (including the incentive zone) for any year after 2005 will be determined by the Board of Management. The targets will be the same for all Executives.
3.6	The performance targets may be amended in circumstances which reasonably cause the Board of Management to consider that changed performance targets would be a fairer measure of performance, and would not be more easy or difficult to be satisfied.

3.7	At the end of the each Performance Period, the Board of Management will determine the extent to which the performance targets have been satisfied and will calculate the number of Shares (if any) that will vest for the relevant period.

Article 4: Satisfaction of Awards

4.1	Awards will be satisfied by the delivery of Shares or, in exceptional circumstances, by means of a cash payment, by March 1 of the year following the end of the Performance Period. All costs following from the delivery of Shares determined to be due under the Plan (broker's commission, exchange duties, bank charges etc.) of the transaction shall be for the account of the Executive.

Article 5: Adjustments of Share numbers; Dividends

5.1	The number of conditional Shares granted pursuant to any Agreement may be adjusted by the Board of Management to take account of significant variations in the share capital of Akzo Nobel that occur during any relevant Performance Period.

5.2	Akzo Nobel shall as soon as possible notify each Executive of any adjustment pursuant to article 5.1 of the number of Shares and of the underlying computation.
5.3

The Executive will have no rights to dividends in respect of Shares comprised in an award prior to the delivery of any such Shares. However, awards will be adjusted for any payment of dividend made during the Performance Period, as follows. The number of Shares comprised in the award will be increased by dividing the amount of gross dividend payable in respect of these Shares by the market value of a Share on the dividend payment date. The adjustment will only be made at the time of the award, on an aggregate and composed basis for all years during the Performance Period.

Article 6: Cessation of Employment

6.1	Except as specifically described otherwise herein, all Shares granted hereunder in any Performance Period are conditional and subject to the relevant Executive's continuing employment through the end of the relevant Performance Period.

6.2	If an Executive is terminated for any other reason than Retirement, death, injury, ill health or disability, all grants which are still conditional on achievement of performance targets will be forfeited without any right to compensation. However, if an Executive leaves due to redundancy or by mutual agreement, then the Board of Management may (but is not obliged to) decide that, mutatis mutandis, article 6.3 applies.

6.3	Article 6.1 shall not apply in the event that an Executive is terminated due to Retirement, death, injury, ill health or disability. In such case the number of Shares conditionally granted to the Executive in the relevant year of termination of the contract of employment will be reduced in proportion to the duration of the Executive's employment during such year (on a monthly basis, where a part of a month is considered as a whole month). For the avoidance of doubt, in such case there shall be no reduction in the number of Shares conditionally

Exhibit 4.1

granted in any year prior to the relevant year of termination of the contract of employment and all conditions as described in the Plan shall remain applicable to all Shares conditionally granted thereunder. Akzo Nobel shall calculate the adjustment as soon as reasonably possible after the termination of the contract of employment and notify the relevant Executive (or his or her heirs) in writing of the adjusted number of conditional Shares.

6.4	In the event that in any year the contract of employment of an Executive is terminated due to Retirement, injury, ill health or disability before Shares under the Plan are conditionally granted in such year, the relevant (then former) Executive will be conditionally granted a number of Shares in proportion to the duration of the Executive's employment during such year (on a monthly basis, where a part of a month is considered as a whole month), subject to the timely execution of an Agreement.

6.5	Notwithstanding any provision of this Article 6, no award of Shares will be satisfied except as provided in Article 4.

Article 7: Other provisions

7.1	All personal taxes and social security contributions due in relation to the award and any delivery of Shares or cash payments made pursuant thereto will be due and payable by the Executive concerned and will be withheld from the Executive's compensation as may be required by applicable law. The foregoing notwithstanding, in the event that no taxes and premiums have been withheld which should have been withheld under applicable law, or that an incorrect amount has been withheld, such taxes and premiums may be withheld from any further compensation due to the Executive concerned. In case of delivery of Shares, it is the responsibility of the Executive to either obtain the necessary approvals to allow for tax treaty relief with regard to Dutch dividend withholding taxes for future dividends paid on the Shares or to claim a refund with the Dutch tax authorities if the necessary approvals were not obtained for any reason whatsoever. By no means will Akzo Nobel or any other company of the Akzo Nobel Group be obliged to undertake any effort in obtaining any such approvals nor will it be obliged to assist in claiming a refund.

7.2	In the event of a Takeover the Board of Management will determine the number of Shares that will vest at the moment the Takeover is effectuated.
7.3	In the event of a reconstruction, grants may be replaced by the Board of Management with (as far as possible) equivalent new grants of Shares in the new company or companies replacing Akzo Nobel as a result of that reconstruction. Performance targets may be amended as mentioned in article 3.6. The Board of Management will decide which course of action is most appropriate in this situation.

7.4	General communications under or related to the Plan by Akzo Nobel (i.e. communications that are not directed to an individual Executive) may be made by Akzo Nobel through publication on an internal or external web site. If an Executive has no access to such web site Akzo Nobel, at the Executive's specific request in writing, will use reasonable endeavors to procure that the Executive will receive such communications by other means (including electronic mail), but such lack of access or failure to receive such communications shall not detract from the validity of communications published at such web site.

7.5	All benefits under the Plan are discretionary and not pensionable. The Plan and any Agreement do not form part of the employment agreement between each Executive and Akzo Nobel.
7.6	The rights granted under any Agreement are strictly personal and, therefore, non-transferable. Such rights may neither be pledged not encumbered in any other way.

Exhibit 4.1

However, the rights granted shall remain unaffected by assignment under the terms of a will or succession by virtue of the law. Akzo Nobel has the right to demand sufficient proof to its satisfaction that a person who represents himself or herself as an heir of a deceased Executive has the hereditary rights claimed by such person. Only natural persons can claim hereditary rights in respect of the Plan in accordance with its terms and conditions. In the event that more than one heir of a deceased Executive has claimed rights hereunder, Akzo Nobel has the right to deliver all Shares due upon an award hereunder to only one of such heirs in full discharge from its obligations, whereupon the receiving heir has the obligation to make a proper distribution to all other heirs of the deceased Executive.

7.7	The Board of Management has the discretionary right to amend any of the terms and conditions of the Plan as it forms part of an Agreement without the Executive's further consent in the event that circumstances have changed since the date of the Agreement (including but not limited to changes in legislation and tax rules) in order to adapt to such changed circumstances, even if these changed circumstances were reasonably foreseeable at the time of signing of the Agreement. Provided, however, that the rights of the Executives hereunder shall not be materially altered to the Executive's detriment.

7.8	No right granted hereunder will prejudice Akzo Nobel, the Board of Management or any Akzo Nobel Group company in any future decision. The Board of Management can each following year change the categories of Executives (if any) entitled to receive Shares to be granted in that year and the conditions applicable to those grants. The Board of Management further has the right not to grant any Shares, or to grant a lesser number than it would otherwise, in individual cases, i.a. taking into account the performance and execution of tasks (including compliance) of the Executive concerned.